SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒    Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

or

☐    Transition Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the transition period from to	Commission file number 1-8607

BellSouth Retirement Savings Plan

BellSouth Corporation

1155 Peachtree Street, N.E.

Atlanta, Georgia 30309-3610

BELLSOUTH RETIREMENT SAVINGS PLAN

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit 23—Consent of Independent Registered Public Accounting Firm	21

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

BellSouth Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BellSouth Retirement Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia

June 27, 2005

BELLSOUTH RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004

(In Thousands)

	Investment Funds	Participant Loans	Total

ASSETS
Share of Master Savings Trust net assets	$4,950,484	$—	$4,950,484

Total Investments	4,950,484	—	4,950,484
Participant loans receivable	—	47,261	47,261
Contributions receivable	7,719	—	7,719
Other receivables—net	1,987	1,455	3,442

Total Assets	4,960,190	48,716	5,008,906

LIABILITIES
Distributions payable	313	—	313
Other payables—net	11,132	—	11,132

Total Liabilities	11,445	—	11,445

Net Assets Available for Benefits	$4,948,745	$48,716	$4,997,461

The accompanying notes are an integral part of these financial statements

BELLSOUTH RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003

(In Thousands)

	Investment Funds	Participant Loans	Employee Stock Ownership Plan		Total
			Allocated	Unallocated
ASSETS
Share of Master Savings Trust net assets	$4,110,900	$—	$—	$—	$4,110,900
Investment in BellSouth Retirement Savings
Employee Stock Ownership Plan Trust:
Shares of BellSouth common stock allocated to participants	—	—	576,064	—	576,064
Shares of BellSouth common stock held for future allocation	—	—	—	34,558	34,558
Temporary cash investments	—	—	200	—	200

Total Investments	4,110,900	—	576,264	34,558	4,721,722
Participant loans receivable	—	44,524	—	—	44,524
Contributions receivable	4,805	—	—	—	4,805
Other receivables—net	4,622	1,433	—	—	6,055

Total Assets	4,120,327	45,957	576,264	34,558	4,777,106

LIABILITIES
Distributions payable	524	—	16	—	540
Other payables—net	15,077	—	1,114	—	16,191

Total Liabilities	15,601	—	1,130	—	16,731

Net Assets Available for Benefits	$4,104,726	$45,957	$575,134	$34,558	$4,760,375

The accompanying notes are an integral part of these financial statements

BELLSOUTH RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

Year Ended December 31, 2004

(In Thousands)

	Investment Funds	Participant Loans	Employee Stock Ownership Plan		Total
			Allocated	Unallocated
Net Assets Available for Benefits, December 31, 2003	$4,104,726	$45,957	$575,134	$34,558	$4,760,375

Employee contributions	150,188	—	—	—	150,188
Employer contributions	59,323	—	—	—	59,323
Transfer of participants’ balances—net	603,441	4,572	(571,286)	—	36,727
Transfer of dividends to offset expenses	—	—	—	(306)	(306)
Allocation of shares to participants	—	—	33,935	(33,935)	—

Total Contributions, Allocations and Transfers	812,952	4,572	(537,351)	(34,241)	245,932
Share of Master Savings Trust investment activities	398,600	—	—	—	398,600
Net appreciation/(depreciation) in investments	—	—	(27,628)	(317)	(27,945)

Total additions	1,211,552	4,572	(564,979)	(34,558)	616,587

Less: Distributions to participants	(367,533)	(1,813)	(10,155)	—	(379,501)

Net Assets Available for Benefits, December 31, 2004	$4,948,745	$48,716	$—	$—	$4,997,461

The accompanying notes are an integral part of these financial statements

BELLSOUTH RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

Year Ended December 31, 2003

(In Thousands)

	Investment Funds	Participant Loans	Employee Stock Ownership Plan		Total
			Allocated	Unallocated
Net Assets Available for Benefits, December 31, 2002	$3,599,050	$51,523	$567,965	$42,392	$4,260,930

Employee contributions	201,493	—	—	—	201,493
Transfer of participants’ balances—net	94,857	(290)	(90,216)	—	4,351
Transfer of dividends to offset expenses	—	—	—	(827)	(827)
Supplemental contributions	—	—	—	63,409	63,409
Allocation of shares to participants	—	—	77,052	(77,052)	—
Transfer for loan repayment	—	—	(7,650)	7,650	—

Total Contributions, Allocations and Transfers	296,350	(290)	(20,814)	(6,820)	268,426
Share of Master Savings Trust investment activities	576,236	—	—	—	576,236
Net appreciation/(depreciation) in investments	—	—	67,667	4,265	71,932

Total additions	872,586	(290)	46,853	(2,555)	916,594

Less: Distributions to participants	(366,910)	(5,276)	(39,684)	—	(411,870)
Interest on notes payable	—	—	—	(5,279)	(5,279)

Net Assets Available for Benefits, December 31, 2003	$4,104,726	$45,957	$575,134	$34,558	$4,760,375

The accompanying notes are an integral part of these financial statements

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands, Except Per-Participant Amounts)

1.    Plan Description

General

The following description of the BellSouth Retirement Savings Plan (the “Plan”) provides only general information. For additional information, participants should refer to the Plan Prospectus/Summary Plan Description, as supplemented (“SPD”). A copy of the SPD can be obtained either online through Benefits at Your Fingertips or by calling the BellSouth Participant Service Center at 1-866-697-1006. In addition, copies of the Plan, trust agreement and other related documents which include details of the Plan can be obtained by writing to: Secretary, BellSouth Savings Plan Committee, Room 13C09, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610.

The Plan was established by BellSouth Corporation (“BellSouth”) to provide a convenient way for management employees to save for their retirement on a long-term basis and to acquire an ownership interest in BellSouth. The Plan consists of three parts: one is a profit sharing plan which includes a qualified cash or deferred arrangement and which is intended to qualify as such under Sections 401(a), 401(k) and 401(m) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”); the second part is an Employee Stock Ownership Plan (“ESOP”) which is designed as a stock bonus plan to invest primarily in shares of BellSouth Common Stock and which is intended to qualify under Sections 401(a), 401(m) and 4975(e)(7) and related sections of the Code; and the third part is an employee stock ownership plan which is designed as a stock bonus plan to invest primarily in BellSouth shares held in the BellSouth Stock Fund and which is intended to qualify as such under Code sections 401(a), 401(k), 401(m) and 4975(e)(7) and related sections of the Code. As such, participants invested in the BellSouth Stock Fund may elect to have their quarterly dividends either reinvested in the fund or passed-through and paid to them outside the Plan in cash as taxable income. Effective March 15, 2002, participants in the Plan were able to diversify their past and future company match, previously held in the ESOP Allocated Shares Fund. Effective July 1, 2003, participants having shares in the Allocated ESOP fund were able to elect to have their quarterly dividends either reinvested in the fund or passed-through and paid to them outside the Plan in cash as taxable income. All regular full-time and part-time employees of participating BellSouth companies who are not covered by a collective bargaining agreement have attained the age of 18, and have completed at least one month of service are eligible to participate. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended. Effective March 31, 2004, the ESOP Allocated Shares were merged into the BellSouth Stock Fund and the quarterly dividend election with respect to the BellSouth Stock Fund was applied to the merged Allocated ESOP shares for dividends payable on or after April 1, 2004. Upon the ESOP Allocated Shares merger into the BellSouth Stock Fund, the Employee Stock Ownership Plan (“ESOP”) terminated.

Effective January 1, 2004, participants’ Basic Contributions receive matching contributions in cash, allocated to investment funds with the same elections used for employee deferrals.

Master Trust

For investment purposes, substantially all investable assets of the Plan are held in the BellSouth Master Savings Trust (the “Master Savings Trust”). The Master Savings Trust also holds the investable assets of the BellSouth Savings and Security Plan (“SSP”).

Investment Options

At December 31, 2004 and 2003, the Master Savings Trust’s investments were comprised of the following investment vehicles: BellSouth Stock Fund, Indexed Stock Fund, Interest Income Fund, Bond Fund, Balanced

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

1.    Plan Description—(continued)

Fund, BrokerageLink Account and the following mutual funds: Fidelity Growth & Income Portfolio, Vanguard Growth Index—Institutional, DFA U.S. Small Cap Value II Fund, T. Rowe Price Mid-Cap Growth, DFA U.S. Large Cap Value II Fund and DFA International Value II Fund.

Unlike the other funds offered by the Plan, BrokerageLink consists of individual brokerage accounts in which participants act as their own investment advisor and may choose from a broad range of investment options. The investment options include no-load and load mutual funds, stocks listed on U.S. securities exchanges, bonds and other fixed-income investments. Participants open a BrokerageLink account through transfer of existing balances from the other existing funds and are assessed additional fees and commissions which are discussed in Note 4. There were 1,310 participants invested in BrokerageLink at December 31, 2004 and 1,285 participants invested in the BrokerageLink at December 31, 2003.

BrokerageLink accounts cannot be accessed directly for loans, withdrawals or distributions. Participants who want a loan, withdrawal or distribution from the BrokerageLink accounts must first transfer the desired amount from the BrokerageLink accounts to the Interest Income Fund for a minimum of one day where it may then be transferred to another fund in the Plan.

Concentrations of Risk

At December 31, 2004 and 2003, the Plan’s assets were significantly concentrated in shares of BellSouth Common Stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

The Plan’s other investment options include a variety of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting

All participant and company contributions vest immediately.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 minus the highest outstanding loan principal balance over the previous twelve months or 50 percent of their before-tax account balances as defined by the Plan document and any amounts rolled over to the Plan from other qualified plans. Loan balances are secured by the assets allocated to the participants’ accounts and bear interest at various rates which ranged from 5.00% to 10.5% at December 31, 2004 and 2003. Principal and interest are paid ratably through periodic payroll deductions for active employees and by coupon for nonactive employees.

Service Providers

State Street Bank & Trust Company serves as the Trustee for the Master Savings Trust. Fidelity Investments, Inc. serves as the recordkeeper and service center for the Plan. Fidelity Investments, Inc. provides brokerage services for BrokerageLink.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

2.    Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

With respect to the Statements of Net Assets Available for Benefits, for the years presented, the allocated Share of Master Savings Trust Net Assets includes investments at fair value, accrued interest income, accrued dividends, receivables for investments sold, payables for investments purchased and accrued administrative expenses of the Master Savings Trust.

With respect to the Statements of Changes in Net Assets Available for Benefits, for the years presented, the allocated Share of Master Savings Trust investment activities includes the sum of realized gains, net of realized losses, the net change in unrealized appreciation/(depreciation) of the fair value of the investments, interest income, dividends, investment manager fees and other administrative fees paid by the Master Savings Trust.

3.    Contributions

Employee contributions to the Plan are recorded based on Basic Contributions of up to 6% of eligible compensation and Supplemental Contributions of up to 9% of eligible compensation for those participants wishing to contribute additional amounts. Total contributions may not exceed 15% of eligible compensation. Contributions are designated by the participants as before-tax or after-tax, subject to certain IRS limitations.

Effective November 1, 2002, BellSouth implemented a catch-up contribution feature which allowed eligible participants to contribute an additional $1,000 in 2002. This amount increases by $1,000 each year until it reaches $5,000 in 2006 after which it may be adjusted for inflation in $500 increments.

As discussed in Section 3 of the Plan document, participants may also rollover amounts into the Plan from other qualified plans.

Participants’ Basic Contributions receive a matching contribution in cash which is allocated to participant accounts according to their current investment elections:

Contribution Type	%	Company Match
Basic	2	100%
Basic	3-6	Varies by Company
Supplemental	7-15	None

The matching percentage is based on company financial performance and the performance of BellSouth stock. The match percentage remains in effect for a twelve-month period from April 1 through March 31. The range of effective match rates on Basic Contributions for the two years ended December 31, 2004 were as follows:

	2004	2003
January-March	60%	70%
April-December	72%	60%

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

4.    Plan Expenses

Each participant in the Plan is charged a flat annual fee for Plan administrative expenses, including recordkeeping, trustee and other expenses considered reasonable by the Plan administrator. The fee is divided on a pro rata basis among each investment option of the participant. The per-participant fee is $36.00 for 2004 and 2003. Additional fees are charged to individual participants for various services provided by the Plan’s recordkeeper.

Participants who open a BrokerageLink account are charged a quarterly fee of $12.50 for each quarter that the participant maintains a BrokerageLink balance.

Investment manager fees are paid by the Master Savings Trust. The Plan’s share of investment manager fees included in allocated share of Trust investment activities in the Statements of Changes in Net Assets Available for Benefits, for the years presented, were as follows:

	For the Year Ended December 31, (in 000s)
	2004	2003
BellSouth Stock Fund	$167	$123
Indexed Stock Fund	94	78
Interest Income Fund	424	485
Balanced Fund	141	116
Bond Fund	331	496
Allocated ESOP	14	40

	$1,171	$1,338

Mutual funds are subject to mutual fund management fees which reduce the overall return of the respective mutual fund. These fees, expressed as percentages of fund assets, which were assessed against the mutual funds by their respective managers, were as follows:

	For the Year Ended December 31,
	2004	2003
Vanguard Growth Index-Institutional	0.08%	0.10%
Fidelity Growth & Income Portfolio	0.70%	0.73%
T. Rowe Price Mid-Cap Growth	0.83%	0.87%
DFA U.S. Small Cap Value II Fund	0.28%	0.33%
DFA International Value II Fund	0.37%	0.45%
DFA U.S. Large Cap Value II Fund	0.21%	0.26%

5.    Tax Status

The Plan was amended and restated effective July 1, 2001 to comply with the provisions of the GUST amendment to ERISA. The following acts are collectively referred to as the GUST amendment: the Retirement Protection Act of 1994, Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

5.    Tax Status—(continued)

The Internal Revenue Service has determined and informed BellSouth by a favorable determination letter dated August 6, 2002 that the Plan and related Trust meet the requirements of Section 401(a) of the Code and are exempt from federal income taxes under Section 501(a) of the Code.

The federal income tax effects on participants with respect to the Plan are described in the SPD.

6.    Termination Priorities

BellSouth intends to continue the Plan indefinitely but reserves the right to terminate or amend it. In the event the Plan is terminated and if BellSouth or its subsidiaries sponsor another defined contribution plan, the participants may elect to have their account balances transferred to the other plan. If BellSouth or its subsidiaries do not sponsor such a plan, the participants would receive a lump-sum distribution of their account balances.

7.    Interest in BellSouth Master Savings Trust

The assets of the Plan are held in the Master Savings Trust and are commingled with the assets of the BellSouth Savings and Security Plan. The assets of the Master Savings Trust are allocated to the Plan based upon the total of each individual plan participant’s share of the Master Savings Trust’s net assets. The Plan’s allocated share of the total net assets of all investments in the Master Savings Trust was 69.13% at December 31, 2004 and 67.88% at December 31, 2003. The Plan’s allocated shares of the net assets of each fund in the Master Savings Trust at December 31, 2004 and 2003 were as follows:

	2004	2003
BellSouth Stock Fund	55.70%	53.63%
Indexed Stock Fund	85.26%	85.82%
Interest Income Fund	71.51%	71.30%
Vanguard Growth Index-Institutional	68.86%	69.99%
Fidelity Growth & Income Portfolio	70.67%	71.56%
Balanced Fund	75.58%	77.20%
Bond Fund	78.45%	77.41%
T. Rowe Price Mid-Cap Growth	71.08%	73.02%
DFA U.S. Small Cap Value II Fund	71.79%	73.46%
BrokerageLink Account	100.00%	100.00%
DFA International Value II Fund	72.59%	75.00%
DFA U.S. Large Cap Value II Fund	69.12%	69.57%
Other	59.08%	64.73%

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

The financial position of the Master Savings Trust at December 31, 2004 and 2003 was as follows:

Assets:	2004 (in 000s)		2003 (in 000s)
Investments at value:
BellSouth Stock Fund:
BellSouth Common Stock	$2,033,968	#	$1,429,358	#
Temporary cash investments	7,874		2
Distributable shares	—		1,711
Indexed Stock Fund:
Equity Index Fund	844,700	#	816,154	#
Interest Income Fund:
General account investment contracts	—		2,049
Security backed investments	1,913,683	#	1,863,616	#
Temporary cash investments	40,195		41,340
Vanguard Growth Index-Institutional	213,528		209,713
Fidelity Growth & Income Portfolio	245,604		211,001
Balanced Fund:
Equities	138,100		118,653
Fixed income securities	1,499		1,247
Temporary cash investments	17,615		13,669
Variation margin receivable/(payable)	(55)		(18)
Bond Fund:
Fixed income securities	211,055		240,038
Equities	1,133		—
Temporary cash investments	15,506		5,314
T. Rowe Price Mid-Cap Growth	427,526	#	294,249
DFA U.S. Small Cap Value II Fund	532,563	#	331,128
DFA International Value II Fund	212,297		79,714
BrokerageLink Account:
Equities	47,258		44,624
Registered investment company	35,629		28,672
Fixed income securities	66		168
Temporary cash investments	18,546		16,257
DFA U.S. Large Cap Value II Fund	213,722		118,822
Other:
Temporary cash investments	16,908		19,814
Cash and cash equivalents	1		4
Dividends and interest income receivable	8,977		8,210
Receivable for investments sold	2,506		7,651

	7,200,404		5,903,160

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

	2004 (in 000s)	2003 (in 000s)
Liabilities:
Payable for investments purchased	$37,345	$25,450
Other payables	1,635	2,038

Trust net assets (excluding ESOP Trusts)	7,161,424	5,875,672

Investment in ESOP Trusts:
BellSouth Common Stock allocated to participants	—	1,043,840	#
Distributable shares	—	1,131
BellSouth Common Stock held for future allocation	—	34,558
Temporary cash investments	—	957

Trust Net Assets (including ESOP trusts)	7,161,424	6,956,158

Total	$7,161,424	$6,956,158

Investments at cost	$6,518,766	$6,470,147

#	Represents an individual investment which is 5% or more of the Net Assets of the Master Savings Trust.

During 2003, distributions from the BellSouth Stock Fund and the BellSouth Management Savings and ESOP Trust and the BellSouth Savings and Security ESOP Trust (the ESOP Trusts) that were payable in shares of BellSouth Common Stock were separated from the “Shares of BellSouth Common Stock” and “Shares of BellSouth Common Stock allocated to participants” lines and reflected as “Distributable Shares.”

Valuation of Investments

Investment securities, other than debt securities, listed on either a national or foreign securities exchange or traded in the over-the-counter National Market System are generally valued each business day at the official closing price (typically the last reported sale price) on the exchange on which the security is primarily traded. If there are no current day sales, the securities are valued at their last quoted bid price. Other securities traded over-the-counter and not part of the National Market System are valued at their last quoted bid price. Debt securities (other than certain short-term obligations) are valued each business day by an independent pricing service or broker approved by the Trustee. Master Trust investments in any investment companies, unit investment trusts or similar investment funds arc valued daily at their closing net asset values (or unit value) per share. Any other securities for which market quotations are not readily available are valued at their fair value as determined in good faith by the Trustee. There are inherent limitations in any estimation technique and the amounts realized in a subsequent sale may differ from the amounts recorded and such differences may be material. Short term debt securities are valued at market value.

The Master Savings Trust offers investment options to the participants through various managed accounts which are valued on a unitized basis, based on the underlying assets of each account. The managed accounts include the Interest Income Fund, the Balanced Fund, the Indexed Stock Fund and the Bond Fund.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

Interest Income Fund

Assets in the Interest Income fund include derivative financial instruments and temporary cash investments. The most significant of the derivatives, guaranteed investment contracts (“GICs”) including synthetic GIC’s, are used to offer a fixed interest rate of return over time, in which the principal and interest components can be accessed at book value. Synthetic GIC’s are actively managed, collateralized portfolios which offer increased credit quality over traditional GIC’s.

•	Temporary Cash Investments—These are short-term money market investments, maturing in less than twelve months, that are necessary to meet daily liquidity needs.

•	General Account Investment Contracts—These contracts are also referred to as traditional investment contracts. An investment contract is termed “general account” when the assets committed to the contract are commingled with other general assets of the contract issuer. The contract issuer promises to return the invested principal plus a stated rate of interest upon maturity. The quality of the promise is a function of the financial condition of the contract issuer.

•	Security Backed Investments—These are generic terms which refer to investment contracts other than “traditional” general account investment contracts as defined above. These investments consist of a combination of marketable securities, owned directly by the Plan or as units of a separate account or trust owned by the Plan, and an investment contract that provides liquidity for eligible employee benefits at book value.

—	Group Trust Investment Contracts—Group Trust refers to the INVESCO Group Trust for Retirement Benefit Plans. The INVESCO Group Trust contains a series of commingled investment funds, available only to INVESCO clients, constructed to provide a stable value portfolio with the beneficial elements of various fixed income management strategies. The Plan’s investment in any one of the various INVESCO Group Trust Funds is unitized and may be “wrapped” by an independent financial institution through the issuance of an investment contract.

—	Separate Account Investment Contracts—An investment contract is termed “separate account” when the assets committed to the contract are segregated from the general assets of the contract issuer through the use of a specifically identifiable separate account. The separate account may be comprised of investments from one Plan or Trust, or comprised of investments from multiple qualified retirement Plans and Trusts. Though ownership of the assets held in a separate account is retained by the contract issuer, the assets are protected from liabilities arising from the contract issuers’ general operations. The investment performance of a separate account investment contract may be a function of the investment performance of the investments held in the separate account.

—	Synthetic Investment Contract—The term “synthetic” investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A “synthetic” investment contract, also referred to as a “wrap” contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan’s ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

The value of the Interest Income Fund reflected in these financial statements is based upon the principal invested and the interest credited. The fair value of the Interest Income Fund, by investment type, at December 31, 2004 and 2003 was as follows:

	December 31, 2004 (in 000s)	December 31, 2003 (in 000s)
General account investment contracts	$—	$2,049
Security backed investments:
Underlying assets	1,954,898	1,934,804
Wrapper contracts	(41,215)	(71,188)

Total contracts	$1,913,683	$1,865,665

The contracts held by the Master Savings Trust in the Interest Income Fund are considered fully benefit-responsive in accordance with AICPA Statement of Position 94-4. The crediting interest rate was 4.51% at December 31, 2004 and 4.21% at December 31, 2003. The average yield was 4.41% in 2004 and 4.33% in 2003. Interest rates are reset on a semi-annual, quarterly or monthly basis to move the current book value of these investments toward the projected future market value over the life of the contract.

Balanced Fund

Assets in the Balanced Fund include investments in derivatives, consisting of highly liquid exchange traded equity and debt futures are used primarily to rebalance the fixed income/equity allocation of the Trust’s portfolio.

A futures contract is an agreement between two parties to buy and sell a financial instrument at a set price on a future date. Generally, upon entering into such a contract, the Master Trust is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange. Pursuant to the contract, the Master Trust agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as “variation margin” and arc recorded by the Master Trust as unrealized appreciation or depreciation. When the contract is closed the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. Risks arise from the possible inability of counter-parties to meet the terms of their contracts and from movements in currency values. Risks of entering into futures contracts include: (1) the risk that the price of the futures contracts may not move in the same direction as the price of the securities in the various markets; (2) the risk that there will be no liquid secondary market when the Master Trust attempts to enter into a closing position; (3) the risk that the Master Trust will lose an amount in excess of the initial margin deposit. As of December 31, 2004 and 2003, open futures positions represented less than one percent of total investments. Open futures contracts as of December 31, 2004 and 2003 are as follows:

	2004			2003
Description	Expiration Month	Number of Contracts	Unrealized Appreciation/ (Depreciation) (in 000s)	Expiration Month	Number of Contracts	Unrealized Appreciation/ (Depreciation) (in 000s)
S&P 500 Index Futures	03/05	71	$(37)	03/04	(52)	$(37)
U.S. Treasury Bonds Futures	03/05	(49)	(18)	03/04	155	19

Total			$(55)			$(18)

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

A United States Treasury Bill security with a market value of $1,499,000 is pledged as collateral for the aforementioned open futures contracts.

Indexed Stock Fund

Assets in the Indexed Stock Fund include investments in the Large Cap Segment of the U.S. equity market to approximate the risk and return characteristics of the S&P 500 Index.

Bond Fund

Assets in the Bond Fund include a broad array of U.S. Treasury and U.S. Government agency, corporate and mortgage bonds. In addition, the Bond Fund is party to the following types of investment activities.

•	Delayed Delivery Transactions—The Bond Fund may purchase or sell securities on a when-issued or delayed delivery basis. These transactions involve a commitment by the Bond Fund to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When delayed delivery purchases are outstanding, the Bond Fund, or one of its sub-advisors, will set aside or earmark internally until the settlement date, liquid assets in an amount sufficient to meet the purchase price. When purchasing a security on a delayed delivery basis, the Bond Fund assumes the rights and risks of ownership, including the risk of price and yield fluctuations, and takes such fluctuations into account when determining its net asset value. The Bond Fund may dispose of or renegotiate a delayed delivery transaction after it is entered into, and may sell when-issued securities before they are delivered, which may result in a capital gain or loss. As of December 31, 2004 and 2003, delayed delivery transactions represented less than one percent of total investments.

•	Inflation Indexed Bonds—The Bond Fund may purchase inflation-indexed bonds which are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. Over the life of the bond, interest will be paid based on a principal value adjusted for inflation. Any increase in the principal value is considered interest income, even though the Bond Fund will not receive the principal until sold or until maturity.

Securities Transactions and Investment Income

Security transactions are accounted for on the trade date. Securities purchased or sold on a when-issued or delayed delivery basis, if any, may be settled a month or more after the trade date. Realized gains and losses from security and currency transactions are determined on the basis of average cost. Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis. Corporate actions are recorded on the ex-date. Premiums and discounts on fixed income securities are amortized. Realized gains and losses as well as the current unrealized gains and losses of investments are recorded currently to income.

Investment activities of the Master Savings Trust are allocated to the Plan based upon the total of each individual Plan participant’s share of the Master Savings Trust investment activities during the period ended December 31, 2004 and 2003.

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

7.    Interest in BellSouth Master Savings Trust—(continued)

The Master Savings Trust investment activities for the years ended December 31, 2004 and 2003 were as follows:

	For the Year Ended December 31, (in 000s)
	2004	2003
Investment Activities:
Dividends on shares of BellSouth Common Stock and mutual funds	$138,101	$109,342
Interest Income Fund income	82,433	80,253
Other interest	13,158	19,319
Net change in unrealized appreciation/(depreciation) on investments	175,092	762,799
Net realized gain/(loss) on investments	98,047	(48,488)
Investment manager fees	(1,643)	(1,853)
Other fees	(4,110)	(4,785)

Net investment activities	$501,078	$916,587

During 2004 and 2003, the Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $175,092,000 and $762,799,000, respectively as follows:

	For the Year Ended December 31, (in 000s)
	2004	2003

Common stock	$(93,444)	$275,852
Common collective trust	75,125	198,452
Registered investment company	195,774	290,693
US government securities	(1,843)	(3,362)
Corporate bonds	(259)	1,614
Mortgages and other	(261)	(450)

	$175,092	$762,799

8.    Commitments and Contingencies

In September and October 2002, three substantially identical class action lawsuits were filed in the United States District Court for the Northern District of Georgia against BellSouth, its directors, three of its senior officers, and other individuals, alleging violations of the Employee Retirement Income Security Act (“ERISA”). In January 2004, a fourth ERISA class action lawsuit was filed in the same court. All cases have been consolidated and an Amended Consolidated Complaint was filed on April 2, 2004. The plaintiffs, who seek to represent a putative class of participants and beneficiaries of BellSouth’s 401(k) plans (the “Plans”), allege in the Consolidated Complaint that Bellsouth and the individual defendants breached their fiduciary duties in violation of ERISA, by, among other things, (1) failing to provide accurate information to the Plans’ participants and beneficiaries; (2) failing to ensure that the Plans’ assets were invested properly; (3) failing to monitor the Plans’ fiduciaries; (4) failing to disregard Plan directives that the defendants knew or should have known were

BELLSOUTH RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

(Dollars in Thousands, Except Per-Participant Amounts)

8.    Commitments and Contingencies—(continued)

imprudent and (5) failing to avoid conflicts of interest by hiring independent fiduciaries to make investment decisions. The plaintiffs are seeking an unspecified amount of damages, injunctive relief, attorneys’ fees and costs. Certain underlying factual allegations regarding BellSouth’s advertising and publishing subsidiary and its Latin American operation are substantially similar to the allegations in the putative securities class action captioned In re BellSouth Securities Litigation. At this time, the likely outcome of the cases cannot be predicted, nor can a reasonable estimate of loss, if any, be made.

9.     Subsequent Event

Effective January 1, 2005, the participant fee for BrokerageLink access was eliminated.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the BellSouth Retirement Savings Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Retirement Savings Plan

By: BellSouth Corporation

BY:    /S/    RAWDON W. MCARTHUR

      Rawdon W. McArthur

      Chief Investment Officer

Date: June 27, 2005

BELLSOUTH CORPORATION

BELLSOUTH RETIREMENT SAVINGS PLAN

EIN# 58-1533433/PLAN#002

PLAN YEAR ENDING 12/31/2004

SUPPLEMENTAL SCHEDULE H.

UNE 4I-SCHEDULE 1

BELLSOUTH RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT AT YEAR END

(A)	(B) Issuer	(C) Description of Investment	(D) Original Cost	(E) Current Value
*	Participant Loans	5.00% -5.75%	—	$47,261,057

Total Participant Loans			$—	$47,261,057

*	Represents a party in interest to the Plan